UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 1, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

As previously disclosed, on November 12, 2017, Pacific Drilling S.A. (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), which are being jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW) (the “Chapter 11 Case”).

On July 31, 2018, the Debtors filed with the Bankruptcy Court the Debtors’ Joint Chapter 11 Plan of Reorganization and the Disclosure Statement related thereto (as amended, the “Plan”).

As a result of additional Bankruptcy Court ordered mediation, on August 15, 2018, the Company’s majority shareholder, Quantum Pacific (Gibraltar) Limited (“QPGL”), and the ad hoc group of holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes (the “Ad Hoc Group”) reached an agreement (the “Global Settlement Agreement”).

On August 31, 2018, the Debtors filed with the Bankruptcy Court the First Amended Joint Chapter 11 Plan of Reorganization and First Amended Disclosure Statement to reflect the Global Settlement Agreement.

Recent Developments Relating to the Bankruptcy Proceedings

During September 2018, the Debtors made additional changes to the Plan, including changes related to the Equity Commitment Agreement described below, and to reflect certain revised key dates under the Plan described below. In addition, the Debtors amended the Plan to remove the Company’s two subsidiaries involved in the previously disclosed Pacific Zonda arbitration, Pacific Drilling VIII Limited (“PDVIII”) and Pacific Drilling Services, Inc. (“PDSI” and together with PDVIII, the “Zonda Debtors”), as Debtors under the Plan, as such subsidiaries intend to file a separate plan of reorganization; accordingly, the Zonda Debtors are no longer Debtors under the Plan. The Zonda Debtors would become guarantors of the Company’s senior notes issued September 26, 2018 if and when the Company and Zonda Debtors emerge from bankruptcy. If the Company is unsuccessful in the Pacific Zonda arbitration, the Company may determine to liquidate the Zonda Debtors.

On September 25, 2018, the Bankruptcy Court entered orders approving the $85 million debtor-in-possession (“DIP”) financing described below and approving the Equity Commitment Agreement described below.

On September 26, 2018, the Bankruptcy Court entered orders approving the Company’s Disclosure Statement described below, authorizing the Debtors to commence the Rights Offering and QP Private Placement described below, and approving key dates in the Plan confirmation schedule, including the commencement of the solicitation of votes under the Plan on September 27, 2018 and a Plan confirmation hearing date of October 31, 2018.

On September 27, 2018 the Debtors filed a Modified Third Amended Joint Plan of Reorganization and related Modified Third Amended Disclosure Statement, which are attached to this Report on Form 6-K as Exhibits 99.1 and 99.2, respectively, commenced the solicitation of votes to approve the Plan and commenced the Rights Offering.

Modified Third Amended Plan and Disclosure Statement

The Plan provides for the comprehensive restructuring and recapitalization of the Debtors through the following principal transactions:

•

the issuance of $750.0 million in aggregate principal amount of 8.375% First Lien Notes due 2023, secured by first-priority liens in substantially all assets of the Debtors, which was completed on September 26, 2018 (the “First Lien Notes”);

•

the issuance of $250.0 million in aggregate principal amount of 11.000% / 12.000% Second Lien PIK Notes due 2024, secured by second-priority liens in substantially all assets of the Debtors, which was completed on September 26, 2018 (the “Second Lien PIK Notes”);

•

a $460.0 million equity rights offering that will provide Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims and Allowed 2020 Notes Claims (each as defined in the Plan, and collectively, the “Undersecured Claims”) with subscription rights to purchase up to 58.9% of the common shares of the reorganized Company (the “Rights Offering”);

•	a $40.0 million private placement to QPGL that will obligate QPGL to purchase 5.1% of the common shares of the reorganized Company (the “QP Private Placement”); and

•	the issuance of 32.6% of the common shares of the reorganized Company to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims and Allowed 2020 Notes Claims.

Pursuant to the Plan, the Company’s pre-petition senior secured credit facility and revolving credit facility would be paid in full. Holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes would be fully equitized in exchange for their claims and receive most of the common shares issued under the Plan. Under the Plan, existing holders of the Company’s common shares would receive no recovery. Due to the issuance of new common shares under the Plan, existing holders of the Company’s common shares would be diluted such that they would hold in the aggregate less than 0.003% of the Company’s common shares expected to be outstanding upon emergence from bankruptcy. Additionally, upon consummation of the Plan, the Company expects to pay all unsecured trade creditors of the Debtors in full.

After consummation of the restructuring transactions described above, the Debtors expect to have substantial cash available that will allow the Debtors to emerge from bankruptcy with a balance sheet and capital structure that is sufficient to enable their cash flows from operations to support their businesses, even through a potentially prolonged period of recovery in the offshore drilling market.

Consummation of the Plan is subject to Bankruptcy Court approval, completion of the restructuring transactions and other customary conditions.

Commitment Agreement (Equity)

On September 27, 2018, the Debtors, certain members of the Ad Hoc Group (the “Commitment Parties”), QPGL and certain holders of Undersecured Claims that are not members of the Ad Hoc Group (the “Reserve Parties”) entered into a Commitment Agreement (Equity) (the “Equity Commitment Agreement”), which is attached to this Report on Form 6-K as Exhibit 99.3. Pursuant to the Equity Commitment Agreement, subject to the terms and conditions set forth therein, (i) the Commitment Parties and the Reserve Parties agreed, severally and not jointly, to fully exercise all subscription rights owned by them in the Rights Offering, (ii) QPGL agreed to purchase $40.0 million in new common shares pursuant to the QP Private Placement, and (iii) the Equity Commitment Parties agreed, severally and not jointly, to purchase their pro rata share of any unsubscribed new common shares not purchased in the Rights Offering and/or the QP Private Placement. In exchange for such commitment, each Equity Commitment Party will be entitled to receive its pro rata share of a commitment fee, which is payable in new common shares. If fully earned, the aggregate number of new common shares to be issued to pay the commitment fee is expected to equal approximately 3.4% of the number of common shares of the reorganized Company outstanding upon emergence. The equity commitment fee would be payable by the Debtors in cash in an amount equal to $26.3 million if the Equity Commitment Agreement is terminated under certain circumstances.

The Equity Commitment Agreement is terminable by the parties thereto under several circumstances, including the failure of the commitments described therein to be consummated by 11:59 p.m. on November 30, 2018.

Debtor-in-Possession Financing

On September 25, 2018, the Debtors entered into a superpriority, secured Debtor-in-Possession Term Loan Agreement (the “DIP Agreement”) between the Company, as the borrower, the subsidiary guarantors party thereto, various lenders consisting of Credit Suisse Loan Funding LLC and members of the Ad Hoc Group and Wilmington Trust, National Association, as administrative agent and collateral agent, which is attached to this report on Form 6-K as Exhibit 99.4.

Pursuant to the DIP Agreement, the lenders thereunder made available to the Company a senior secured superpriority term loan facility of up to $85.0 million to allow the Company to (i) continue to operate their business and manage their properties as debtors and debtors-in-possession pursuant to the Debtors’ filing of the bankruptcy petitions and (ii) pay certain fees, costs, expenses, and escrowed interest with respect to the First Lien Notes and Second Lien PIK Notes. Subject to priorities granted by the Bankruptcy Court with respect to cash, shared collateral and the collateral securing the Company’s prepetition revolving credit agreement, the DIP Agreement is secured by (a) first priority priming liens on (I) the 2017 Notes Prepetition Collateral (as defined in the order of the Bankruptcy Court dated December 15, 2017 granting adequate protection (the “Adequate Protection Order”)) and (II) all prepetition shared collateral (as defined in the Adequate Protection Order), and (b) first priority liens and security interests on all of the Debtors’ unencumbered assets, including, but not limited to, any proceeds received from arbitration related to the Pacific Zonda. The DIP Agreement matures on November 30, 2018.

The Company plans to use the net proceeds of the issuance of the First Lien Notes and Second Lien PIK Notes to repay the outstanding indebtedness under the DIP Agreement contemporaneously with the Company’s emergence from bankruptcy.

The foregoing description of each of the Plan, the Disclosure Statement, the Equity Commitment Agreement and the DIP Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Plan, the Disclosure Statement, the Equity Commitment Agreement and the DIP Agreement, each of which is attached as an Exhibit to this Report on Form 6-K and incorporated herein by reference.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Report on Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our Plan; projected costs and expenses in connection with our Plan; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan and continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor in-possession; our ability to confirm and consummate our plan of reorganization in accordance with the terms of the Plan; risks attendant to the bankruptcy process including the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; the outcome of Bankruptcy Court rulings in our Chapter 11 proceedings as well as all other pending litigation and arbitration matters; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to timely confirm and consummate our Plan and restructuring generally; increased advisory costs including administrative and legal costs to complete our Plan and other litigation; the risk that our Plan may not be accepted or confirmed, in which case there can be no assurance that our Chapter 11 proceedings will continue rather than be converted to Chapter 7 liquidation cases or that any alternative plan of reorganization would be on terms as favorable to holders of claims and interests as the terms of our Plan; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

The following exhibits are filed as part of this Form 6-K, each of which is incorporated herein by reference:

Exhibit	Description

99.1	Modified Third Amended Joint Chapter 11 Plan of Reorganization, filed September 27, 2018

99.2	Modified Third Amended Disclosure Statement, filed September 27, 2018

99.3	Commitment Agreement (Equity), dated September 27, 2018

99.4	Superpriority Secured Debtor-in-Possession Term Loan Agreement, dated September 25, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: October 1, 2018	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary